Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited First Half 2020 Financial Results

BEIJING, Dec. 30, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the premium used car dealership networks in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Operational Highlights

•	Gross Merchandise Value (GMV)[1] was US$34.2 million, representing a decrease of 84.5% from US$220.8 million in the first half of 2019.

•	Number of cars sold was 673 units, compared with 3,657 units sold in the first half of 2019.

•	Inventory turnover days were 98 days, compared with 41 days in the first half of 2019.

First Half of 2020 Financial Highlights

•	Total net revenues were US$33.3 million, representing a decrease of 83.7% from US$204.6 million in the first half of 2019.

•	Gross profit was US$0.9 million, representing a decrease of 89.3% from US$8.6 million in the first half of 2019.

•	Loss from operations was US$5.3 million, compared with a loss of US$8.3 million in the first half of 2019.

•	Net loss attributable to the Company was US$5.8 million, compared with a net income attributable to the Company of US$57.3 million in the first half of 2019.

•	Adjusted net loss[2] (non-GAAP) was US$4.6 million, compared with an adjusted net loss of US$1.7 million in the first half of 2019.

•	Adjusted loss from operations[2] (non-GAAP) was US$4.0 million, compared with an adjusted loss from operations of US$1.6 million in the first half of 2019.

•	Adjusted EBITDA[3] (non-GAAP) was negative US$3.9 million, compared with an adjusted EBITDA of US$2.0 thousand in the first half of 2019.

“We are one of the dealership networks in the premium used car segment in China. Our strategy is to provide consumers with the simplest, most comprehensive and transparent services available. The COVID-19 pandemic and the disputes with some non-controlling shareholders of the dealerships had a material adverse impact on Kaixin’s used-car dealership business and the Company has experienced a significant loss of revenues in the first half of 2020. We believe our rich corporate resources and a multitude of value-added services would enable us to overcome the difficulty,” commented Mr. Joseph Chen, chairman of Kaixin.

“Facing the dramatic decline of sales and gross margin of the used-car dealerships amid the pandemic early this year, we took prompt cost-cutting initiatives to preserve resources and improve operating efficiency. The company has been laying off non-essential personnel and finding ways to reduce corporate overheads. The cost cutting effort results in significant improvement in operating efficiency. Going forward, we will continue to refine our business and operating model, and explore new partnerships and growth opportunities,” added Mr. Mingjun Lin, acting chief executive officer of Kaixin.

Ms. Lucy Yang, chief financial officer of Kaixin, said, “Our first half 2020 revenue was US$33.3 million, a decline of 83.7% compared with the same period last year. As we implement various cost cutting initiatives, I am glad to see that total operating expenses has declined to US$6.2 million in the first half of 2020 from that of US$16.9 million in the first half of 2019. Our Loss from operations was US$5.3 million, compared with a loss from operations of US$8.3 million in the first half of 2019.”

First half 2020 Results

Total net revenues for the first half of 2020 were US$33.3 million, representing an 83.7% decrease from the first half of 2019. The COVID-19 pandemic had a material adverse impact on the Company’s used-car dealership business.

Cost of revenues was US$32.4 million, representing a decrease of 83.5% from US$196.0 million in the first half of 2019. The decrease was in line with the decrease in revenues.

Gross profit was US$0.9 million, representing a decrease of 89.3% from US$8.6 million in the first half of 2019. Gross profit margin was 2.8% in the first half of 2020, compared with 4.2% in the first half of 2019.

Operating expenses were US$6.2 million, a 63.4% decrease from US$16.9 million in the first half of 2019. The decrease resulted from the effort to improve operation efficiency in headcount and personnel-related expenses.

Selling and marketing expenses were US$1.9 million, a 77.0% decrease from US$8.0 million in the first half of 2019. The decrease resulted from the effort to improve operation efficiency in headcount and personnel-related expenses.

Research and development expenses were US$0.5 million, a 73.7% decrease from US$1.9 million in the first half of 2019. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

General and administrative expenses were US$3.8 million, a 44.9% decrease from US$7.0 million in the first half of 2019. The decrease was primarily due to the decrease in headcount and personnel-related expenses.

Loss from operations was US$5.3 million, compared with a loss from operations of US$8.3 million in the first half of 2019.

Net loss attributable to the Company was US$5.8 million, compared with a net income attributable to the Company of US$57.3 million in the first half of 2019 which included a large accrual of gain from fair value change related to cooperation agreements with dealers.

Adjusted net loss (non-GAAP) was US$4.6 million, compared with an adjusted net loss of US$1.7 million in the first half of 2019.

Adjusted loss from operations (non-GAAP) was US$4.0 million, compared with an adjusted loss from operations of US$1.6 million in the first half of 2019.

Adjusted EBITDA (non-GAAP) was negative US$3.9 million, compared with an adjusted EBITDA of US$2.0 thousand in the first half of 2019.

Business Outlook

•	Given the serious challenges to its operations, the Company decided to put a halt to its used-car dealership business operations while reexamining its business model, as publicly announced on August 26, 2020. The management of the Company currently expects total revenues for the second half of 2020 to be of a minimal amount. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second half of 2020 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Kaixin's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Kaixin uses "adjusted loss from operations", "adjusted net loss" and “adjusted EBITDA”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee and adjusted net loss as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. Adjusted EBITDA is defined as net income (loss) excluding fair value change of contingent consideration, share-based compensation expense, interest expenses, income tax expenses, depreciation, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. Kaixin continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Kaixin believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Kaixin’s results of operations, and provides investors with a better understanding of Kaixin’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted income (loss) from operations, net income (loss) and EBITDA because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Tel: (86 10) 8448 1818

Email: ir@renren-inc.com

_________________________

1Includes automobile sales transactions at the Company’s dealerships including cars owned by Kaixin and cars sourced by Kaixin Affiliated Network Dealers that Kaixin sells pursuant to profit-sharing arrangements.

2Adjusted loss from operations and adjusted net loss are non-GAAP measures. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. We define adjusted net loss as net (loss) income excluding fair value change of contingent consideration, share-based compensation expenses, provision for financing receivable, provision for PPE, one-time provision for other receivable, and one-time listing fee. See "About Non-GAAP Financial Measures" below.

3Adjusted EBITDA is a non-GAAP financial measure. It is defined as net (loss) income excluding fair value change of contingent consideration, share-based compensation expense, interest expenses, income tax expenses, depreciation, provision for financing receivable, provision for PPE, one-time provision for other receivable and one-time listing fee. See "About Non-GAAP Financial Measures" below.

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	June 30,
	2019	2020
ASSETS

Current assets:
Cash and cash equivalents	$3,190	$1,040
Accounts receivable, net	219	247
Prepaid expenses and other current assets	27,586	30,565
Inventory	20,990	17,536
Total current assets	51,985	49,388

Non-current assets:
Property and equipment, net	153	110
Right-of-use lease assets	2,252	1,700
Total non-current assets	2,405	1,810
TOTAL ASSETS	$54,390	$51,198

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$4,122	$1,072
Short-term debt	16,630	15,213
Accrued expenses and other current liabilities	17,302	17,525
Short-term lease liabilities	1,785	2,216
Amounts due to related parties	4,214	2,614
Advance from customers	1,677	4,946
Income tax payable	5,319	5,251
Total current liabilities	51,049	48,837

Non-current liabilities:
Long-term lease liabilities	810	322
Total non-current liabilities	810	322
TOTAL LIABILITES	51,859	$49,159

Shareholders' Equity:
Ordinary shares	5	6
Additional paid-in capital	186,450	191,894
Statutory reserves	4,004	4,004
Accumulated deficit	(192,189)	(197,967)
Accumulated other comprehensive income (loss)	(2,840)	(2,884)
Total Kaixin Auto Holdings shareholders' equity	(4,570)	(4,947)
Non-controlling interest	7,101	6,986
TOTAL EQUITY	2,531	2,039
TOAL LIABILITIES AND EQUITY	$54,390	$51,198

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share and per share data)

	For the Six Months Ended
	June 30,	June 30,
	2019	2020
Net revenues
Automobile sales	$200,914	$32,996
Others	3,685	299
Total net revenues	204,599	33,295

Cost of revenues
Automobile sales	(193,304)	(32,374)
Provision for financing receivable	(2,594)	-
Others	(71)	(1)
Total cost of revenues	(195,969)	(32,375)

Gross profit	8,630	920
	-	-
Operating expenses:
Selling and marketing	(8,040)	(1,852)
Research and development	(1,916)	(503)
General and administrative	(6,963)	(3,837)
	-	-
Total operating expenses	(16,919)	(6,192)
	-	-
Loss from operations	(8,289)	(5,272)

Other income, net	1,506	84
Fair value change of contingent consideration	65,594	-
Interest income	59	5
Interest expenses	(1,034)	(607)
Total non-operating income (loss)	66,125	(518)

Income (loss) before provision of income tax and noncontrolling interest, net of tax	57,836	(5,790)
Income tax expenses	(628)	-
	-	-
Net income (loss)	57,208	(5,790)
Net loss attributable to non-controlling interests	101	12

Net income (loss) attributable to Kaixin Auto Holdings	$57,309	$(5,778)
Net income (loss) per share attributable to Kaixin Auto Holdings shareholders:
Basic	$1.94	$(0.10)
Diluted	$1.09	$(0.10)

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Kaixin Auto Holdings shareholders:
Basic	29,609,923	59,649,464
Diluted	52,809,497	59,649,464

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Six Months Ended
	June 30,	June 30,
	2019	2020
Loss from operations	$(8,289)	$(5,272)
Add back: Shared-based compensation expenses	2,510	1,232
Add back: Provision for financing receivable	2,594	-
Add back: Provision for PPE	507	-
Add back: One-time provision for other receivable	150	-
Add back: One-time listing fee	905	-
Adjusted loss from operations	$(1,623)	$(4,040)

Net income (loss)	$57,208	$(5,790)
Add back: Fair value change of contingent consideration	(65,594)	-
Add back: Shared-based compensation expenses	2,510	1,232
Add back: Provision for financing receivable	2,594	-
Add back: Provision for PPE	507	-
Add back: One-time provision for other receivable	150	-
Add back: One-time listing fee	905	-
Adjusted net loss	$(1,720)	$(4,558)

Net income (loss)	$57,208	$(5,790)
Add back: Fair value change of contingent consideration	(65,594)	-
Add back: Shared-based compensation expenses	2,510	1,232
Add back: Provision for financing receivable	2,594	-
Add back: Provision for PPE	507	-
Add back: One-time provision for other receivable	150	-
Add back: One-time listing fee	905	-
Add back: Interest expenses	975	602
Add back: Income tax expenses	628	-
Add back: Depreciation	119	41
Adjusted EBITDA	$2	$(3,915)